Exhibit 99.1

Almonty Appoints Veteran Financial Executive Guillaume Wiesenbach de Lamaziere, CFA as Chief Development Officer

Guillaume Brings Over Three Decades of Financial and Capital Markets Leadership to Lead Corporate Development Strategy

TORONTO – January 6, 2026 – Almonty Industries Inc. (“Almonty” or the “Company”) (NASDAQ: ALM) (TSX: AII) (ASX: AII) (Frankfurt: ALI1), a leading global producer of tungsten, today announced the appointment of Guillaume Wiesenbach de Lamaziere, CFA as Chief Development Officer to spearhead key corporate development strategy and execution.

Guillaume Wiesenbach de Lamaziere is a seasoned financial and capital markets executive with over 30 years of experience leading complex and large-scale, cross-border projects in banking and asset management. As CEO and COO/CFO of AIG Asset Management Europe Ltd., London, he successfully led the global-wide project of consolidating the management of assets of the largest AIG insurance companies located in 40+ countries with over $37 billion AUM and upgraded control and risk functions. As CEO and COO/CFO of Banque AIG, Paris, he led the orderly de-licensing of Banque AIG in less than four years, reducing the portfolio of “toxic” assets, mainly derivatives and structured products, from $300 billion to $1 billion at no loss to AIG, and returning over $2 billion of capital to the parent company.

Previously, he held financial management roles at Natixis Capital Markets, Goldman Sachs, and Arthur Andersen. He holds an MBA from Texas A&M University and Finance degree from Burgundy School of Business, France, Graduate School of Management, and is a Chartered Financial Analyst.

“With active mining operations now beginning at our Sangdong Tungsten Mine, we are privileged to welcome Guillaume and his wealth of experience with some of the largest global financial companies,” said Lewis Black, Chairman and Chief Executive Officer of Almonty. “His combined experience as a senior financial executive across CEO, CFO and COO roles positions him to provide strong governance, disciplined capital allocation, and strategic corporate development guidance. As we continue to advance our Sangdong and Panasqueira Mines, and accelerate development of the South Korean Sangdong Molybdenum Project and the U.S. based Gentung Browns Lake Project, his financial experience will serve as a critical asset in leveraging our balance sheet to drive near-term value creation.”

Wiesenbach de Lamaziere added: “I am eager to join Almonty at a meaningful inflection point in the Company’s development, with the commencement of mining operations at its Sandong Mine in Korea. As Almonty completes the transition from development to production at what will soon become the Western world’s largest tungsten mine, I look forward to working closely with the Lewis and the management team to support disciplined decision-making, and long-term value creation for shareholders.”

About Almonty

Almonty (NASDAQ: ALM) (TSX: AII) (ASX: AII) (Frankfurt: ALI1) is a leading supplier of conflict free tungsten – a strategic metal critical to the defense and advanced technology sectors. As geopolitical tensions heighten, tungsten has become essential for armor, munitions, and electronics manufacturing. Almonty’s flagship Sangdong Mine in South Korea, historically one of the world’s largest and highest-grade tungsten deposits, is expected to supply over 80% of global non-China tungsten production upon reaching full capacity, directly addressing critical supply vulnerabilities highlighted by recent U.S. defense procurement bans and export restrictions by China. With established operations in Portugal and additional projects in the United States and Spain, Almonty is strategically aligned to meet rapidly rising demand from Western allies committed to supply-chain security and defense readiness. To learn more, please visit https://almonty.com.

Legal Notice

The release, publication, or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published, or distributed should inform themselves about and observe such restrictions.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws.

All statements, other than statements of present or historical facts, are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and assumptions and accordingly, actual results could differ materially from those expressed or implied in such statements. You are hence cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are typically identified by words such as “plan”, “development”, “growth”, “continued”, “intentions”, “expectations”, “emerging”, “evolving”, “strategy”, “opportunities”, “anticipated”, “trends”, “potential”, “outlook”, “ability”, “additional”, “on track”, “prospects”, “viability”, “estimated”, “reaches”, “enhancing”, “strengthen”, “target”, “believes”, “next steps” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements in this news release include, but are not limited to, statements concerning the advancement of the Sangdong Mine and Panasqueira Mine, accelerating the development of the South Korean Sangdong Molybdenum Project and the U.S. based Gentung Browns Lake Project and the future growth prospects of the Company.

Forward-looking statements are based upon certain assumptions and other important factors that, if untrue, could cause actual results to be materially different from future results expressed or implied by such statements. There can be no assurance that forward-looking statements will prove to be accurate. Key assumptions upon which the Company’s forward-looking information is based include, without limitation, the statements concerning the advancement of the Sangdong Mine and Panasqueira Mine, accelerating the development of the South Korean Sangdong Molybdenum Project and the U.S. based Gentung Browns Lake Project and the future growth prospects of the Company. Forward-looking statements are also subject to risks and uncertainties facing the Company’s business, including, without limitation, the risks and uncertainties identified in the Supplement and the risks identified in the Company’s management’s discussion and analysis for the three and nine months ended September 30, 2025.

Although Almonty has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that could cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Almonty. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.

Investors are cautioned against attributing undue certainty to forward-looking statements. Almonty cautions that the foregoing list of material factors is not exhaustive. When relying on Almonty’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Almonty has also assumed that material factors will not cause any forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF ALMONTY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE ALMONTY MAY ELECT TO, IT DOES NOT UNDERTAKE AND IS UNDER NO OBLIGATION TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.

Company Contact

Lewis Black

Chairman, President & CEO

(647) 438-9766

info@almonty.com

Investor Relations Contact

Lucas A. Zimmerman

Managing Director MZ Group - MZ North America

(949) 259-4987

ALM@mzgroup.us

www.mzgroup.us